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Exhibit 99.2

PDS GAMING CORPORATION PLANS VIGOROUS
DEFENSE AGAINST SHAREHOLDER COMPLAINT

LAS VEGAS, NV—May 12, 2003—PDS Gaming Corporation (NasdaqSC: PDSG) today announced that it has been named as a defendant in a purported class action lawsuit filed by a shareholder in District Court, Clark County, Nevada. The complaint alleges that members of the Company's Board of Directors violated their fiduciary duties in approving a letter of intent with respect to a proposal submitted by a management group to acquire shares of common stock of the Company as announced in the Company's press releases dated February 24, 2003 and February 26, 2003.

The Company believes the allegations are without merit and intends to vigorously defend the lawsuit.

A special committee of the Company's Board of Directors, consisting of its independent directors, and the management group continue to negotiate towards a definitive agreement. The proposal is subject to, among other things, the execution of a definitive agreement, approval by a committee of the Company's independent directors and by a majority of the Company's shares not owned by the management group, the procuring of all necessary consents of the Company's commercial lenders and the trustees under the indentures covering the Company's outstanding debt securities, the securing of required approvals from all gaming regulatory agencies, the obtaining of the necessary financing, and the receipt by the Company of a favorable fairness opinion from an investment bank.

For additional information, please contact:

Peter D. Cleary
President and Chief Operating Officer
PDS Gaming Corporation
6171 McLeod Drive
Las Vegas, NV 89120
(702) 736-0700

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  Exhibit 99.2
PDS GAMING CORPORATION PLANS VIGOROUS DEFENSE AGAINST SHAREHOLDER COMPLAINT